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APR 01 2022

Washington, DC

SEC FILE NUMBER
8-48067

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/21 (MM/DD/YY) AND ENDING 12/31/21 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: MISCHLER FINANCIAL GROUP, INC.

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1111 Bayside Dr, Ste. 100

(No. and Street)

Corona del Mar	California	92625
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Doyle L. Holmes	949-720-0640	dholmes@mischlerfinancial.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

KMJ Corbin & Company, LLC

(Name – if individual, state last, first, and middle name)

2855 Michelle Dr., Ste. 350	Irvine	CA	92606
(Address)	(City)	(State)	(Zip Code)

9-26-2003	170
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Doyle L. Holmes, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Mischler Financial Group, Inc., as of 12/31, 2 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title:
PRESIDENT

[signature]
Notary Public

SHERYL A. URTUSUASTEGUI
Commission No. 2242610
NOTARY PUBLIC-CALIFORNIA
ORANGE COUNTY
My Comm. Expires JUNE 10, 2022

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ■ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

[redacted]

KMJ | Corbin & Company

Business Advisors Tax and Audit

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Mischler Financial Group, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Mischler Financial Group, Inc. (the "Company") as of December 31, 2021, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information as of December 31, 2021 included in Schedule I has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statement. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statement or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in Schedule I. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information included in Schedule I is fairly stated, in all material respects, in relation to the financial statement as a whole.

KMJ Corbin & Company LLP

KMJ Corbin & Company LLP

We have served as the Company's auditor since 1998.

Irvine, California
March 31, 2022

p 949 431 0997 f 714 544 1034 2855 Michelle Dr Suite 350 Irvine CA 92606 kmjpartnerscpa.com
p 818 999 5885 f 818 704 4668 20720 Ventura Blvd Suite 160 Woodland Hills CA 91364

[redacted]

MISCHLER FINANCIAL GROUP, INC.

STATEMENT OF FINANCIAL CONDITION

ASSETS	December 31, 2021
Current assets:	
Cash and cash equivalents	$ 11,182,122
Receivables from brokers, dealers and clearing organizations	3,576,443
Deposits with clearing organizations	5,500,000
Other receivables, net of allowance of $28,296	218,011
Prepaid expenses and other	307,306
Total current assets	20,783,882
Other asset	42,284
Operating lease right of use assets, net	1,605,853
Total assets	$ 22,432,019
LIABILITIES AND SHAREHOLDERS' EQUITY	
Current liabilities:	
Accounts payable and accrued expenses	$ 2,915,304
Commissions payable	2,812,456
Related-party borrowing	3,000,000
Current portion of operating lease liabilities	400,994
Total current liabilities	9,128,754
Operating lease liabilities, net of current portion	1,277,502
Commitments and contingencies	
Related-party subordinated borrowings	2,000,000
Shareholders' equity:	
Series B preferred stock, no par value; 2,500 shares authorized; 970 shares issued and outstanding	3,000,000
Common stock, no par value; 12,940 shares authorized; 4,950 shares issued and outstanding	281,130
Retained earnings	6,744,633
Total shareholders' equity	10,025,763
	$ 22,432,019

See accompanying notes to statement of financial condition

NOTE 1 – ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

Mischler Financial Group, Inc. (the "Company") was incorporated in California on November 17, 1994 and commenced operations on March 17, 1995. The Company is a registered broker-dealer in securities under the Securities Exchange Act of 1934 and is a licensed member of the Financial Industry Regulatory Authority ("FINRA").

The Company conducts business on a fully disclosed basis with broker-dealers and, accordingly, is exempt from Rule 15c3-3 of the Securities Exchange Act of 1934 under the exemption appearing in paragraph (k)(2)(ii) of Rule 15c3-3.

From time to time, the Company enters into commission-sharing arrangements with its customers whereby the Company will rebate a portion of its commissions earned back to its customers. All customer monies related to these commission-sharing arrangements are held in a special reserve bank account for the exclusive benefit of the Company's customers. At all times, the balances in the bank account equal or exceed the balance due to its customers. Accordingly, the Company is exempt from Rule 15c3-3 of the Securities Exchange Act of 1934 under the exemption appearing in paragraph (k)(2)(i) of Rule 15c3-3.

Registration

The Company must register with state departments which govern compliance with securities laws for the states in which it does business. The Company generates a substantial amount of commission income in the states of California, Connecticut, and Massachusetts. Various regulatory requirements exist in the states with which the Company must comply. Should the Company violate certain state securities laws, it could be prohibited from doing business in those states.

Concentrations of Credit Risk

Cash and Cash Equivalents

The Company maintains its cash and cash equivalent balances at financial institutions that are insured by the Federal Deposit Insurance Corporation ("FDIC") and the Securities Investor Protection Corporation ("SIPC"). At December 31, 2021, the Company had amounts in these accounts in excess of the FDIC and SIPC insurance limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk related to these deposits.

NOTE 1 – ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

Customers

In the normal course of business, the Company's activities involve the execution and settlement of various customer securities and financial instrument transactions. These activities may expose the Company to off-balance-sheet credit risk in the event the customer is unable to fulfill its contracted obligations. The Company mitigates this risk by dealing with institutional investors through an extensive approval process.

The Company's receivables are primarily due from brokers, dealers and clearing organizations and customers. The Company expects to collect amounts due because of these customers' history with the Company and the nature of the industry, although actual collections may differ from amounts recorded.

As of December 31, 2021, receivables from two clearing organization and three primary broker-dealer accounted for approximately 56% of the total receivables from brokers, dealers and clearing organizations.

Cash and Cash Equivalents

The Company considers highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. Cash equivalents are recorded at cost, which approximates fair value.

Receivables from Brokers, Dealers and Clearing Organizations

Receivables from brokers, dealers and clearing organizations include amounts receivable arising from settled transactions.

Accounts Receivable and Allowance for Doubtful Accounts

The Company carries its accounts receivable at cost less an allowance for doubtful accounts. On a regular basis, the Company evaluates its accounts receivable and will establish an allowance for doubtful accounts if necessary, based on the history of collections and current credit conditions.

Other Receivables

Other receivables consist primarily of receivables from employees and a receivable related to a line of credit lending commitment, which are non-interest bearing and are due on demand. An allowance of $28,296 is deemed necessary at December 31, 2021.

NOTE 1 – ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

Office Equipment

Office equipment consists of equipment, furniture and fixtures. Depreciation is provided for using the straight-line method over the estimated useful lives of the related assets, which is generally three years. Office equipment is fully depreciated.

Revenue Recognition

The revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or service to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when the entity satisfies a performance obligation.

Commissions

The Company buys and sells securities on behalf of its customers and each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

Underwriting

The Company underwrites securities for business entities that want to raise funds through a sale of securities. Revenues are earned from the fees arising from securities offerings in which the Company acts as an underwriter. Revenue is recognized on the trade date (the date on which the Company purchases the securities from the issuer) for the portion the Company is contracted to buy, net of estimated transaction-related expenses. Transaction-related expenses are estimated using the expected value method based on historical experience and known trends. These estimated amounts are recorded against the revenue to the extent it is probable that a significant reversal of revenue recognized will not occur when the uncertainty associated with the variable consideration is resolved. The final amounts due to the Company are typically known within 90 days of the trade date and are recorded against revenue. The Company believes the trade date is the appropriate point in time to recognize net revenue for securities underwriting transactions as there are no significant actions which the Company needs to take subsequent to this date and the issuer obtains

NOTE 1 – ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

control and benefit of the capital markets offering at that point at which time the performance obligation has been met.

Significant Judgments

The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether constraints on variable consideration should be applied due to certain unforeseen events.

Practical Expedients

The Company expenses sales commissions when incurred because any amortization period is one year or less. The Company has no other contract costs that need to be considered for capitalization.

Income Taxes

The Company has elected to be treated as a C corporation for income tax purposes. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements in accordance with the accounting guidance for income taxes. Deferred tax assets and liabilities are recognized for future tax benefits or consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided for significant deferred tax assets when it is more-likely-than-not that such assets will not be realized through future operations.

The Company recognizes any uncertain income tax positions on income tax returns at the largest amount that is more-likely-than-not to be sustained upon audit by the relevant taxing authority. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. There are no unrecognized tax benefits included in the statement of financial condition that would, if recognized, affect the effective tax rate. The Company's policy is to recognize interest and/or penalties related to income tax matters in income tax expense. The Company had no amounts accrued for interest and penalties on its statement of financial condition at December 31, 2021.

The Company is subject to taxation in the United States of America and State of California. The Company does not foresee material changes to its gross uncertain income tax position liability within the next twelve months. The Company is no longer subject to IRS or state examinations prior to 2017.

NOTE 1 – ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

Fair Value Measurements

As of December 31, 2021, the Company measures the fair value of certain of its financial assets on a recurring basis. The Company applies the fair value hierarchy of Accounting Standards Codification ("ASC") 820, *Fair Value Measurements*, to rank the quality and reliability of the information used to determine fair values. Financial assets and liabilities carried at fair value are classified and disclosed in one of the following three categories:

Level 1 - Quoted prices in active markets for identical assets or liabilities.

Level 2 - Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets and liabilities, quoted prices in the markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 - Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

At December 31, 2021 all of the Company's financial assets are considered Level 1 assets.

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the recorded amounts of revenues and expenses during the reporting period. Significant estimates made by the Company's management include, but are not limited to, the collectability of receivables, and the Company's share of transaction-related expenses in underwriting transactions. Actual results could differ from those estimates.

Fair Value of Financial Instruments

At December 31, 2021, the Company's financial instruments include cash and cash equivalents, receivables from brokers, dealers and clearing organizations, receivables from customers, deposits with clearing organizations, other receivables, accounts payable and accrued expenses, commissions payable, and related-party borrowings. The carrying amount of cash and cash equivalents, receivables from brokers, dealers and clearing organizations, receivables from customers, deposits with clearing organizations, other receivables, accounts payable and accrued expenses and commissions payable approximates fair value due to the short-term maturities of

NOTE 1 – ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

these instruments. The fair values of the related-party borrowing and subordinated borrowings are not determinable due to the related-party nature of the instruments.

Subsequent Events

The Company has evaluated and determined that no events have occurred subsequent to the statement of financial condition date and through the date of issuance of these financial statements which would require inclusion or disclosure in its financial statements other than as described in the accompanying notes.

NOTE 2. - LEASES

The Company's leases primarily represent office space under non-cancelable operating leases. The Company determines if an agreement contains a lease at inception. For agreements where the Company is the lessee, operating leases are included in operating lease right-of-use assets ("ROU") and operating lease liabilities on the statement of financial condition as of December 31, 2021. Operating lease ROU assets and operating lease liabilities are recognized based on the present value of the future minimum lease payments over the lease term at commencement date. Variable payments are included in the future lease payments when those variable payments depend on an index or a rate. ROU assets are subsequently measured throughout the lease term at the amount of the remeasured lease liability plus, if any, unamortized initial direct costs incurred, and any lease payments made at or before the lease commencement date, less the unamortized balance of lease incentives received and any impairment recognized. The Company uses an estimated incremental borrowing rate based on its risk-free rate at the commencement date in determining the lease liabilities as its leases generally do not provide an implicit rate. Lease terms do not include options to extend or terminate when the Company is reasonably certain that the option will not be exercised. Lease expense is recognized on a straight-line basis over the lease term.

The Company has elected, for all underlying classes of assets, to not recognize ROU assets and operating lease liabilities for short-term leases that have a lease term of 12 months or less at lease commencement, and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise. The Company recognizes lease expense for short-term leases on a straight-line basis over the lease term.

The Company made an accounting policy election by class of underlying asset to account for each separate lease component of a contract and its associated non-lease components as a single lease component.

Operating lease expense was approximately $578,000 during the year ended December 31, 2021, which includes short term leases with remaining terms of less than 12 months from adoption of the lease standard.

NOTE 2. – LEASES, continued

Supplemental cash flow information, as of December 31, 2021, related to operating leases as follows:

Amortization of operating leases	$419,858
Cash paid within operating cash flows	$577,805

The Company has a software services commitment which expires at various dates through 2023. Software services did not meet the definition of a lease under ASC 842 Leases.

Supplemental balance sheet information, as of December 31, 2021, related to operating leases was as follows:

Operating lease ROU assets	$1,605,853
Operating lease liabilities	$1,678,496
Weighted average remaining lease term	3.8 years
Weighted average discount rate	1.2%

Future minimum lease payments for all leases are as follows:

Years Ending December 31,	Office Leases	Software Services	Total
2022	$480,072	$1,328,757	$1,808,829
2023	456,789	324,001	780,790
2024	469,438	-	469,438
2025	227,616	-	227,616
2026	134,853	-	134,853
2027 and thereafter	-	-	-
	$ 1,768,768	$ 1,652,758	$ 3,421,526
Less: imputed interest	(43,582)		
Less: short-term leases	(46,690)		
Total operating lease liability, December 31, 2021	$ 1,678,496		

NOTE 3 – RELATED-PARTY SUBORDINATED BORROWINGS

The borrowings under related-party subordination agreements at December 31, 2021 are as follows:

Related-party subordinated notes, 8%, due March 28, 2023	$ 2,000,000

The related-party subordinated borrowings are available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's

NOTE 3 – RELATED-PARTY SUBORDINATED BORROWINGS, continued

continued compliance with minimum net capital requirements, they may not be repaid. The related party subordination agreements are scheduled to mature on March 28, 2023; however, the terms of the subordination agreements provide for the automatic extension of the maturity dates for an additional year unless the subordinated note holders provide notification to the Company and FINRA at least seven months prior to the scheduled maturity date that such scheduled maturity date shall not be extended. The subordinated note holders did not provide notice to the Company and FINRA; therefore, the scheduled maturity date was automatically extended for an additional year commencing March 28, 2022.

NOTE 4 – SHAREHOLDERS' EQUITY

Preferred Stock

The Company's Articles of Incorporation, as amended, authorizes the Company to issue 2,500 shares of no par value Series B preferred stock. Holders of the preferred stock have no voting rights except to alter or change the rights, preferences, privileges or restrictions of the Series B preferred shares. In the event of any liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, the holders of the Series B preferred stock are entitled to receive, prior and in preference to any distribution of any of the assets of the Company to the holders of common stock, the liquidation preferences per share as defined. If the assets to be distributed to the holders of the Series B preferred stock shall be insufficient to permit the payment to such shareholders of the full liquidation preference, then all of the assets of the Company to be distributed shall be distributed ratably to the holders of the preferred stock on the basis of the number shares of Series B preferred stock held. There are no redemption rights afforded the holders of Series B preferred stock. Dividends may not be declared for common shareholders unless the Company also declares dividends for the Series B preferred shareholders in equal amounts per share. Each Series B preferred shareholder may elect to defer any dividend payable to it.

Common Stock

The Company has two shares of Common Stock, "SDV Common Stock" and "Ordinary Common Stock". The Company's Articles of Incorporation, as amended, authorizes the Company to issue 6,470 shares of no par value common stock for each series of common stock. Each share of SDV common stock entitles the holder to one vote for each share held. The other security or securities exercisable or exchangeable for, or convertible into, shares of Ordinary Common Stock or Series B preferred stock, or enter into any contract or arrangement to issue any of the foregoing, if after giving effect to any issuance, contract, or arrangement, the number of issued and outstanding shares of Ordinary Common Stock and Series B preferred stock on a fully diluted basis would exceed 49.0 percent of the then issued and outstanding shares of the Company capital stock of all classes and series in the aggregate.

As of December 31, 2021, the Company had 1,650 shares of Ordinary Common Stock and 3,300 shares of SDV Common Stock issued and outstanding.

NOTE 4 – SHAREHOLDERS' EQUITY, continued

Shareholders' Agreement

The Company has agreements with shareholders which provide for, among other things, the right of first refusal to purchase a shareholders' capital stock at specified prices under various circumstances, including death or permanent disability of the shareholder.

NOTE 5 – COMMITMENTS AND CONTINGENCIES

Indemnities and Guarantees

The Company has made certain indemnities and guarantees, under which it may be required to make payments to a guaranteed or indemnified party, in relation to certain transactions. The Company indemnifies its directors, officers, employees and agents to the maximum extent permitted under the laws of the State of California. As part of the trade execution agreements entered into by the Company with different trading partners, the Company indemnifies some of its trading partners for various performance and non-performance issues. In connection with its facility leases, the Company has indemnified its lessors for certain claims arising from the use of the facilities. The duration of the guarantees and indemnities varies, and in many cases is indefinite. These guarantees and indemnities do not provide for any limitation of the maximum potential future payments the Company could be obligated to make. Historically, the Company has not been obligated to make any payments for these obligations and no liabilities have been recorded for these indemnities and guarantees in the accompanying statement of financial condition.

Purchase Commitments

In connection with its underwriting activities, the Company enters into firm commitments for the purchase of securities in return for a fee. These commitments require the Company to purchase securities at a specified price. Securities underwriting exposes the Company to market and credit risk, primarily in the event that, for any reason, securities purchased by the Company cannot be distributed at anticipated price levels. At December 31, 2021, the Company had no open underwriting commitments.

NOTE 6 – RETIREMENT PLAN

The Company has a 401(k) profit sharing plan (the "Plan") in which all eligible employees, as defined, can elect to participate. Employees can contribute up to 75 percent of their earnings, up to allowable Internal Revenue Service limits, each year. Employer contributions to the Plan are at the discretion of the Company and vest over a six-year period. During the year ended December 31, 2021 the Company did not make any contributions to the Plan.

NOTE 7– NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires that the Company maintain a minimum net capital, as defined, and may not permit its aggregate indebtedness, as defined, to exceed fifteen times its net capital. At December 31, 2021, under the most restrictive requirement, the Company had net capital of $10,696,872 which was $10,110,178 in excess of its minimum required net capital of $586,694. The Company's ratio of aggregate indebtedness to net capital was 0.82 to 1.

NOTE 8 – RESERVE REQUIREMENTS AND POSSESSION AND CONTROL STATEMENT FOR BROKERS OR DEALERS

The Company is exempt from the provisions of Rule 15c3-3 (pursuant to paragraphs k(2)(i) and k(2)(ii) of such Rule) under the Securities Exchange Act of 1934 (see Note 1). Because of such exemption, the Company is not required to prepare a determination of reserve requirements or possession and control statement for brokers and dealers by Rule 17a-13 and Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

NOTE 9 – RELATED-PARTY TRANSACTIONS

See Notes 3 above for related-party subordinated borrowings as of and during the year ended December 31, 2021.

In 2018 the Company entered into a master services agreement and a commission sharing and joint marketing agreement with an affiliate of the Series B preferred shareholder.

As of December 31, 2021, the Company has commission payable of $476,112 and payable of $1,084,796 in the accompanying statement of financial condition.

In May 2019, the Company entered into a $3,000,000 unsecured demand note with an affiliate of the Series B preferred shareholder. The note bears interest at 3% per annum with principal and accrued interest due on demand.

MISCHLER FINANCIAL GROUP, INC.

SCHEDULE I – COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

As of December 31, 2021

	Unaudited Amounts per FOCUS Report	Amounts Based on Annual Report	Difference Increase (Decrease)
Net capital -			
Total shareholders' equity from statement of financial condition	$ 10,025,758	$ 10,025,758	$ -
Additions and/or credits:			
Related-party subordinated borrowings allowable for net capital	2,000,000	2,000,000	-
Deductions and/or charges:			
Nonallowable assets included in the following statement of financial condition captions:			
Receivables from brokers, dealers	1,102,779	1,102,779	-
and clearing organizations			-
Other receivables	132,827	132,827	-
Prepaid expenses and other	93,280	93,280	-
Total deductions and/or charges	1,328,886	1,328,886	-
Net capital	10,696,872	10,696,872	-
Minimum net capital required	581,900	586,694	4,794
Excess net capital	$ 10,114,972	$ 10,110,178	$ (4,794)
Total aggregate indebtedness	$ 8,728,494	$ 8,800,403	$ 71,909
Ratio of aggregate indebtedness to net capital	0.82 to 1	0.82 to 1	

Difference is due to the operating lease liabilities in excess of the operating lease right of use assets based on annual report which needed to be included in the aggregate indebtedness. As aggregate indebtedness was modified, the minimum capital calculation also changed.

KMJ | Corbin & Company
Business Advisors Tax and Audit

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Mischler Financial Group, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report of Mischler Financial Group, Inc., in which (1) Mischler Financial Group, Inc. (the "Company") identified the following provisions of 17 C.F.R. §240.15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(i) and (2)(ii) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraphs (k)(2)(i) and (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

KMJ Corbin & Company LLP

KMJ Corbin & Company LLP

Irvine, California
March 31, 2022

p 949 431 0997 f 714 544 1034 2855 Michelle Dr Suite 350 Irvine CA 92606 kmjpartnerscpa.com
p 818 999 5885 f 818 704 4668 20720 Ventura Blvd Suite 160 Woodland Hills CA 91364

MISCHLER FINANCIAL GROUP
INVESTMENT BANKING | INSTITUTIONAL BROKERAGE SINCE 1994

A Service Disabled Veteran Business Enterprise
MEMBERS FINRA, MSRB & SIPC

1111 Bayside Drive, Suite 100, Corona del Mar, CA 92625 | Tel: (949) 720-0640 | Email: dholmes@mischlerfinancial.com

Mischler Financial Group, Inc.
Exemption Report

Mischler Financial Group, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3 (k)(2)(i) and §240.15c3-3 (k)(2)(ii).

2. The Company met the identified exemption provisions in 17 C.F.R. §240.15 c3-3 (k)(2)(i) and §240.15c3-3 (k)(2)(ii) throughout the year ended December 31, 2021 without exception.

I, Doyle Holmes, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By:

....

Title: President
Mischler Financial Group, Inc.

Date: March 31, 2022